Exhibit 4.2

BELITE BIO, INC

Number	Ordinary Shares

Incorporated under the laws of the Cayman Islands

Share capital is US$50,000 divided into
500,000,000 shares of a par value of US$0.0001 each, comprising of

(i) [ ] Ordinary Shares of a par value of US$0.0001 each, and

(ii) [ ] shares of a par value of US$0.0001 each, of such class or classes (however designated) as the board of directors may determine in accordance with Articles 8 and 9 of the Articles of Association of the Company

THIS IS TO CERTIFY THAT                                                                           is the registered holder of                                                                           Ordinary Shares in the above-named Company subject to the Memorandum and                   Articles of Association thereof.

EXECUTED on behalf of the said Company on the                            day of                                                             by:

DIRECTOR